January 28, 2004


Mr. Alfred Carfora
14 Private Road
Bayville, NY 11709

      **Re:  Severance Arrangement**

Dear Al:

      This letter will set forth the terms of the severance arrangement between yourself and MIM Corporation, a Delaware corporation (the "Company"), as a result of the Compensation Committee's approval of such a relationship on December 15, 2003.

      If your employment with the Company is terminated for any reason whatsoever, whether by you or the Company, the Company would not be liable for, or obligated to pay you any bonus compensation or any other compensation contemplated hereby not already paid or not already accrued at the date of such termination, and no other benefits shall accrue or vest subsequent to such date.

      If you are terminated by the Company (or any successor) other than for "Cause" (as defined below) or you terminate your employment with the Company for "Good Reason" (as defined below) at any time prior to January 28, 2007 (i) you will be entitled to receive severance payments equal to one year of salary at your then current salary level, payable in accordance with the Company's then applicable payroll practices and subject to all applicable federal, state and local withholding; and (ii) all outstanding unvested stock options previously granted to you and then held by you shall vest and become immediately exercisable and shall otherwise be exercisable in accordance with their terms.

      For purposes of this Agreement, "Cause" shall mean any of the following:  (i) commission by you of criminal conduct which involves moral turpitude; (ii) acts which constitute fraud or self-dealing by or on the part of you against the Company, including, without limitation, misappropriation or embezzlement; (iii) your willful engagement in conduct which is materially injurious to the Company; or (iv) your gross misconduct in the performance of duties as an employee of the Company, including, without limitation, failure to obey lawful written instructions of the Board of Directors of the Company, any committee thereof or the Chief Executive Officer of the Company or failure to correct any conduct which constitutes a breach of this agreement between you and the Company or of any written policy promulgated by the Board of Directors of the Company, any committee thereof or the Chief Executive Officer of the Company, in either case after not less than ten days' notice in writing to you of the Company's intention to terminate you if such failure is not corrected within the specified period (or after such shorter notice period if the Company in good faith deems such shorter notice period to be necessary due to the possibility of material injury to the Company).

      For purposes of this Agreement, "Good Reason" shall mean the existence of any one or more of the following conditions that shall continue for more than 45 days following written notice thereof by you to the Company: (i) the material reduction of your authority, duties and responsibilities, or the assignment to you of duties materially inconsistent with your position or positions with the Company; (ii) a reduction in the your then current annual salary or (iii) the Company's material and continuing breach of this Agreement.

Kindly signify your agreement to the foregoing by signing below and forward an executed copy to me for our files.

Sincerely,

MIM Corporation.

/s/ Barry A. Posner

By: _____

Barry A. Posner, Executive Vice President

Agreed and Accepted:

/s/ Alfred Carfora

_____

Alfred Carfora